Filed Pursuant to Rule 424(b)(3)
Registration No. 333-220046

HINES GLOBAL INCOME TRUST, INC.
SUPPLEMENT NO. 11, DATED OCTOBER 30, 2019
TO THE PROSPECTUS, DATED APRIL 29, 2019

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global Income Trust, Inc., dated April 29, 2019 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 15, 2019, Supplement No. 2, dated May 16, 2019, Supplement No. 3, dated June 14, 2019, Supplement No. 5, dated July 18, 2019, Supplement No. 6, dated July 23, 2019, Supplement No. 7, dated August 16, 2019, Supplement No. 8, dated August 16, 2019, Supplement No. 9, dated September 16, 2019, and Supplement No. 10, dated October 17, 2019. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.to provide an update regarding eligibility to subscribe for Class I Shares; and

B.	to update the "Suitability Standards" section of the Prospectus.

A.	Update Regarding Eligibility to Subscribe for Class I Shares

The Prospectus defines the categories of potential investors that are eligible to invest in Class I shares, while noting that other categories of investors that the Company names in a prospectus supplement also will be eligible to subscribe for Class I shares. The Company hereby supplements the list of investors eligible to subscribe for Class I shares to include: friends of our executive officers and directors, as well as friends of officers and employees of our Advisor, Hines or other affiliates. Accordingly, (i) the third sentence of the third paragraph under the caption “Questions and Answers About this Offering-What is the difference between the Class T shares, Class S shares, Class D shares and Class I shares being offered?” beginning on page 8 of the Prospectus, (ii) the third sentence of the seventh paragraph under the caption “Prospectus Summary-Class T Shares, Class S Shares, Class D Shares and Class I Shares” on page 16 of the Prospectus, (iii) the second paragraph under the caption “Description of Capital Stock-Common Shares-Class I Shares” on page 172 of the Prospectus, and (iv) the third sentence of the third paragraph under the caption “Plan of Distribution-General” on page 193 of the Prospectus, are hereby deleted in their entirety and replaced with the following:

Class I shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating broker dealers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) by our executive officers and directors and their friends and immediate family members, as well as officers and employees of our Advisor, Hines or other affiliates and their Friends and immediate family members, and, if approved by our board of directors, joint venture partners, consultants and other service providers, (5) through certain registered investment advisers, (6) by the officers, directors, employees, and registered representatives of participating broker dealers or their affiliates, including their immediate family members, or (7) other categories of investors that we name in an amendment or supplement to this prospectus. “Friends” mean those individuals who have had long standing business and/or personal relationships with officers of Hines.

B.	Update to the Suitability Standards Section of the Prospectus

The suitability standard applicable to Idaho investors on page i in the section of the Prospectus titled, “Suitability Standards,” is hereby deleted and replaced in its entirety with the following:

Idaho- An Idaho investor must have either (i) a minimum liquid net worth of $85,000 and an annual gross income of $85,000 or (ii) a minimum liquid net worth of $300,000. In addition, an Idaho investor’s total investment in us shall not exceed 10% of his or her liquid net worth.